                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                ---------------
                                OZEMAIL LIMITED
                              (ACN # 066 387 157)
                           (NAME OF SUBJECT COMPANY)
                      UUNET HOLDINGS AUSTRALIA PTY LIMITED
                            UUNET TECHNOLOGIES, INC.
                               MCI WORLDCOM, INC.
                                    (BIDDER)
                                ---------------
                              ORDINARY SHARES AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                                ---------------
                            [NONE] (ORDINARY SHARES)
                    [692674104] (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ---------------
                               CHARLES T. CANNADA
                  SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
                               MCI WORLDCOM INC.
                             515 EAST AMITE STREET
                          JACKSON, MISSISSIPPI 39201
                                 (601) 360-8600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                ---------------
                                WITH  COPIES TO:

            R. RANDALL WANG, ESQ.        MARTINA W. KNEE, ESQ.
            BRYAN CAVE LLP               UUNET TECHNOLOGIES, INC.
            ONE METROPOLITAN SQUARE      3060 WILLIAMS DRIVE
            SUITE 3600                   FAIRFAX, VIRGINIA  22031
            ST. LOUIS, MISSOURI  63102   (703) 206-5600
            (314) 259-2000


                               Page 1 of 9 pages
                      Exhibit Index is located on page 8.
================================================================================

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 2 of 9 Pages

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              UUNET HOLDINGS AUSTRALIA PTY LIMITED (00-00000000)
-------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
-------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW SOUTH WALES, AUSTRALIA
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 3 of 9 Pages

-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      UUNET TECHNOLOGIES, INC.  54-1543611
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                       WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                       14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 4 of 9 Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     MCI WORLDCOM, INC.  58-1521612
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                     WC & BK
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     GEORGIA
--------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     21,863,174
--------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES*

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     14.9%
--------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 5 of 9 Pages



         This Statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D (the "Schedule 14D-1") filed with the Securities and Exchange Commission on January 7, 1999 and relates to the offer by UUNET Holdings Australia Pty Limited, a company incorporated in New South Wales, Australia ("Purchaser") and a wholly owned subsidiary of UUNET Technologies, Inc., a Delaware corporation ("Intermediate"), which is, in turn, a wholly-owned subsidiary of MCI WORLDCOM, Inc., a Georgia corporation ("Parent"), to purchase all outstanding: (a) ordinary shares (the "Shares") of OzEmail Limited, a corporation incorporated under the laws of the State of New South Wales, Australia (the "Company"), and (b) American Depositary Shares (ADSs"), each representing 10 Ordinary Shares (the Shares and the ADSs collectively, the "Securities"), of the Company, at a price of US$2.20 per Share and US$22.00 per ADS, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 1999 (Sydney time (January 7, 1999, New York time)), a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(1) thereto and (i) in the case of Shares, in the related Acceptance and Transfer Form, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(2) thereto and (ii) in the case of ADSs, in the related Letter of Transmittal, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(3) thereto (which Offer to Purchase, Acceptance and Transfer Form and Letter of Transmittal, as amended from time to time, together constitute the "Offer").

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

         Items 10(b) and (f) are hereby amended and supplemented by the addition of the following paragraphs thereto:

         The first and second paragraphs of the Subsection entitled "Minimum and Other Conditions" which is contained in the Section entitled "Summary of Offer" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

                  The Offer is conditional upon, among other things, Purchaser being entitled at the Expiration Date to not less than 90% of the Shares (including Shares represented by ADSs) and either:

                  (i) three-quarters of the offerees have at the Expiration Date disposed of to Purchaser (whether by accepting the Offer or otherwise) the Shares or Shares represented by ADSs subject to acquisition that were held by them, or

                  (ii) at least three-quarters of the persons who were registered as the holders of Shares or Shares represented by ADSs immediately before December 24, 1998 (Sydney, Australia time) are not so registered at the end of one month after the end of the offer period (the "Minimum Condition").

                  If the Minimum Condition is met, Purchaser will be entitled after the conclusion of the offer to acquire by compulsory acquisition any of the Shares (including Shares represented by ADSs) that were not tendered pursuant to the Offer.

                  Under the Australian Corporations Law, the method of application of the Minimum Condition to shares represented by ADSs is untested. The ASIC has agreed that for purposes of computing the number of offerees, Purchaser must count only the registered holders of fully paid ordinary shares of OzEmail. Purchaser need not count registered holders of ADSs or any persons on whose behalf registered holders of ADSs hold ADSs.

         The second paragraph of Section 1.2 ("Conditions; Waiver") of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

                  Under the Australian Corporations Law, the method of application of the Minimum Condition to shares represented by ADSs is untested. The ASIC has agreed that for purposes of computing the number of offerees, Purchaser must count only the registered holders of fully

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 6 of 9 Pages


          paid ordinary shares of OzEmail. Purchaser need not count registered holders of ADSs or any persons on whose behalf registered holders of ADSs hold ADSs.

         On January 19, 1999 (Sydney time), Purchaser was advised by the Australian Foreign Investment Review Board ("FIRB") that it has no objection to the Offer, and therefore the condition to the offer requiring FIRB approval described in Section 15 of the Offer to Purchase has been satisfied.

         A copy of the News Release dated January 20, 1999 (Jackson, MS time), issued by Parent is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item  11  of  the  original   Schedule  14D-1  is  hereby  amended  and
supplemented by the addition of the following paragraph thereto:

         (a)(11) News Release dated January 20, 1999 (Jackson, MS time), issued by Parent.

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 7 of 9 Pages



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 20, 1999

                                   UUNET Holdings Australia Pty Limited

                                   By:                   *
                                   Name:         Charles T. Cannada
                                   Title:             Director




                                   UUNET Technologies, Inc.

                                   By:                   *
                                   Name:          Mark F. Spagnolo
                                   Title:  President and Chief Executive
                                                      Officer



                                   MCI WORLDCOM, Inc.
                                   By:                   *
                                   Name:          Scott D. Sullivan
                                   Title:    Chief Financial Officer and
                                                    Secretary



*By:         /s/ Charles T. Cannada
             ---------------------------------------
  Name:      Charles T. Cannada
  Title:     Authorized Representative and Attorney-
             in-Fact under Powers of Attorney filed
             with the original Schedule 14D-1

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 8 of 9 Pages





                                  EXHIBIT INDEX

       *(a)(1) Offer to Purchase, dated January 8, 1999 (Sydney, Australia time) (January 7, 1999, New York time).

       *(a)(2)    Acceptance and Transfer Form

       *(a)(3)    Letter of Transmittal.

       *(a)(4)    Notice of Guaranteed Delivery.

       *(a)(5) Letter from Merrill Lynch to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(6) Letter to ADS Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(7) Form of Summary Advertisement as published in the Wall Street Journal on January 7, 1999 (New York City time).

       *(a)(8) News Release dated January 7, 1999 (Jackson, MS time), issued by Parent.

       (a)(9) News Release dated December 13, 1998 (Jackson, MS time) and December 14, 1998 (Sydney, Australia time), issued by Parent (incorporated by reference to Schedule 1 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (a)(10) News Release dated December 14, 1998 (Sydney, Australia time), issued by the Company (incorporated by reference to Schedule 2 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (a)(11) News Release dated January 20, 1999 (Jackson, MS time), issued by Parent.

       (b)(1) Amended and Restated Facility A Revolving Credit Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated as of August 6, 1998 (incorporated herein by reference to Exhibit 10.1 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (b)(2) 364-day Revolving Credit and Term Loan Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit
                  10.3 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (c) Subscription Agreement, dated December 11, 1998, by and between the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (d)        [Not applicable.]

                            Amendment No. 1 to 14D-1
CUSIP NO. 692674104                                          Page 9 of 9 Pages


       (e)        [Not applicable.]

       (f)        [Not applicable.]

       *(g)(1) Powers of Attorney (contained on the signature pages to the original Schedule 14D-1, dated and filed on January 7, 1999).

* Previously filed